SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OPHTHOTECH CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

683745103

(CUSIP Number)

SVLSF IV, LLC

One Boston Place

201 Washington Street, Suite 3900

Boston, MA 02108

(617) 367-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683745103

1	Name of reporting person SVLSF IV, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,783,244
	8	Shared voting power - 0 -
	9	Sole dispositive power 5,783,244
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 5,783,244
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.14%(1)
14	Type of reporting person OO

(1)	Percentage calculated using a denominator of 30,212,143 shares of Common Stock of Issuer as of September 30, 2013, which total includes and assumes the September 30, 2013 exercise and conversion of certain warrants into an aggregate of 101,326 shares of issuer Common Stock.

CUSIP No. 683745103

1	Name of reporting person SV Life Sciences Fund IV, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,783,244
	8	Shared voting power - 0 -
	9	Sole dispositive power 5,783,244
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 5,783,244
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.14%(1)
14	Type of reporting person PN

CUSIP No. 683745103

1	Name of reporting person SV Life Sciences Fund IV Strategic Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,783,244
	8	Shared voting power - 0 -
	9	Sole dispositive power 5,783,244
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 5,783,244
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.14%(1)
14	Type of reporting person PN

CUSIP No. 683745103

1	Name of reporting person SV Life Sciences Fund IV (GP), L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,783,244
	8	Shared voting power - 0 -
	9	Sole dispositive power 5,783,244
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 5,783,244(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.14%(1)
14	Type of reporting person PN

CUSIP No. 683745103

1	Name of reporting person SV Life Sciences Advisers, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 254,237
	8	Shared voting power - 0 -
	9	Sole dispositive power 254,237
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 254,237
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.84%(1)
14	Type of reporting person OO

CUSIP NO. 683745103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Ophthotech Corporation (the “Issuer”), of the Issuer. The address of the principal executive offices of the Issuer is One Penn Plaza, 35th Floor, New York, New York 10119.

Item 2.	Identity and Background.

(a) This statement is filed by: (i) SV Life Sciences Fund IV, L.P. a Delaware limited partnership (“SVLS IV LP”) and SV Life Sciences Fund IV Strategic Partners, L.P. a Delaware limited partnership (“Strategic Partners” and together with SVLS IV LP, the “Funds”), and SV Life Sciences Advisers, LLC, a Delaware limited liability company (“Advisers”), each direct owners of the shares of Common Stock of the Issuer (together, the “Shares”); (ii) SV Life Sciences Fund IV (GP), L.P., a Delaware limited partnership (“SVLS IV GP”) and general partner of SVLS IV LP and Strategic Partners; and (iii) SVLSF IV, LLC, a Delaware limited liability company and general partner of SVLS IV GP. Each of SVLS IV LP, Strategic Partners, SVLS IV GP, SVLSF IV, LLC and Advisers are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address of the Reporting Persons is c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108. The principal business address of any person or entity listed on Schedule A annexed hereto is set forth on Schedule A annexed hereto.

(c) The principal business of the Reporting Persons is international life sciences venture capital investments. SVLS IV LP and Strategic Partners are private venture capital funds. SVLS IV GP is the general partner of SVLS IV LP and Strategic Partners. SVLSF IV, LLC is the general partner of SVLS IV GP. Advisers is the management company for the Funds. The principal business of the persons or entities listed on Schedule A annexed hereto is listed on Schedule A annexed hereto.

(d) No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed on Schedule A annexed hereto are citizens of the country set forth on Schedule A annexed hereto. Each of the Reporting Persons are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The 5,623,587 shares of Common Stock owned directly by SVLS IV LP were acquired on September 30, 2013, in connection with the closing of the issuer’s initial public offering (the “IPO”) pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Registration Statement”), whereupon (i) all Series A Preferred Stock held by SVLS IV LP converted into 3,559,398 shares of Common Stock and accrued stock dividends thereon were issued and converted into 541,418 shares of Common Stock, (ii) the SVLS IV LP Warrant to Purchase Shares of issuer dated June 18, 2007 for 68,068 Shares (as defined therein) was exercised in full and converted into 11,536 shares of Common Stock, and accrued stock dividends thereon were issued and converted into 1,753 shares of Common Stock, (iii) all Series B Preferred Stock held by SVLS IV LP converted into 1,036,944 shares of Common Stock and accrued stock dividends thereon were issued and converted into 132,444 shares of Common Stock, and (iv) all Series C Preferred Stock held by SVLS IV LP converted into

CUSIP NO. 683745103

337,161 shares of Common Stock and accrued stock dividends thereon were issued and immediately converted into 2,931 shares of Common Stock (all such pre-conversion shares together the “SVLS IV LP Pre-Conversion Shares”). The SVLS IV LP Pre-Conversion Shares were acquired prior to the filing of the Registration Statement with the proceeds from a capital call by SVLS IV LP from its limited partners (i.e., working capital) for an aggregate purchase price of approximately $32,091,568. The foregoing Common Stock share equivalent numbers for each class of issuer preferred stock are rounded down to the nearest whole share number. Pursuant to the Issuer’s fourth amended and restated certificate of incorporation, as amended, all shares of the Issuer’s preferred stock were aggregated across series for purposes of conversion to Common Stock, resulting in additional whole shares being issued as a result of the aggregation of fractional shares across series.

The 159,657 shares of Common Stock owned directly by Strategic Partners were acquired on September 30, 2013, in connection with the closing of the issuer’s initial public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, whereupon (i) all Series A Preferred Stock held by Strategic Partners converted into 101,054 shares of Common Stock and accrued stock dividends thereon were issued and converted into 15,371 shares of Common Stock, (ii) the Strategic Partners Warrant to Purchase Shares of issuer dated June 18, 2007 for 1,932 Shares (as defined therein) was exercised in full and converted into 327 shares of Common Stock, and accrued stock dividends thereon were issued and converted into 50 shares of Common Stock, (iii) all Series B Preferred Stock held by Strategic Partners converted into 29,439 shares of Common Stock and accrued stock dividends thereon were issued and converted into 3,760 shares of Common Stock, and (iv) all Series C Preferred Stock held by Strategic Partners converted into 9,572 shares of Common Stock and accrued stock dividends thereon were issued and immediately converted into 83 shares of Common Stock (all such pre-conversion shares together the “Strategic Partners Pre-Conversion Shares”). The Strategic Partners Pre-Conversion Shares were acquired prior to the filing of the Registration Statement with the proceeds from a capital call by Strategic Partners from its limited partners (i.e., working capital) for an aggregate purchase price of approximately $911,102. The foregoing Common Stock share equivalent numbers for each class of issuer preferred stock are rounded down to the nearest whole share number. Pursuant to the Issuer’s fourth amended and restated certificate of incorporation, as amended, all shares of the Issuer’s preferred stock were aggregated across series for purposes of conversion to Common Stock, resulting in additional whole shares being issued as a result of the aggregation of fractional shares across series.

The 254,237 shares of Common Stock owned directly by Advisers are founders stock and were acquired prior to the filing of the Registration Statement with proceeds provided by Advisers for an aggregate purchase price of approximately $15,000.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares prior to and in connection with the initial public offering of the Company’s Common Stock. The Reporting Persons believe that the Company is an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, communicating with stockholders, management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation), or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 683745103

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 30,212,143 shares of Common Stock outstanding, which is the total of 30,110,817 shares of Common Stock outstanding as of September 30, 2013 as indicated in the Issuer’s Final Prospectus filed September 25, 2013 and an additional 101,326 shares of issuer Common Stock issuable upon the September 30, 2013 exercise and conversion of certain warrants described in the Final Prospectus.

The Funds, SVLS IV GP and SVLS IV, LLC may each be deemed to beneficially own, in the aggregate, 5,783,244 shares of Common Stock, constituting approximately 19.14% of the Common Stock outstanding. Advisers may be deemed to beneficially own 254,237 shares of Common Stock, constituting approximately 0.84% of the Common Stock outstanding.

As of the close of business on September 30, 2013, SVLS IV LP owned directly 5,623,587 shares of Common Stock, constituting approximately 18.61% of the Common Stock outstanding.

As of the close of business on September 30, 2013, Strategic Partners owned directly 159,657 shares of Common Stock, constituting approximately 0.53% of the Common Stock outstanding.

As of the close of business on September 30, 2013, Advisers owned directly 254,237 shares of Common Stock, constituting approximately 0.84% of the Common Stock outstanding.

SVLS IV LP and Strategic Partners (each a “Fund”, or collectively the “Funds”) may be deemed to beneficially own the shares held by each other Fund because of certain contractual relationships among the Funds and their affiliates. The Funds disclaim beneficial ownership of shares held by any other Fund except to the extent of any pecuniary interest therein.

SVLS IV GP, the general partner of SVLS IV LP and Strategic Partners, may be deemed to beneficially own the shares held by SVLS IV LP and Strategic Partners. SVLS IV GP disclaims beneficial ownership of shares held by SVLS IV LP and Strategic Partners except to the extent of any pecuniary interest therein.

SVLSF IV, LLC, the general partner of SVLS IV GP, may be deemed to beneficially own the shares held by SVLS IV LP and Strategic Partners. SVLSF IV, LLC disclaims beneficial ownership of shares held by SVLS IV LP and Strategic Partners except to the extent of any pecuniary interest therein.

Advisers, the management company of the Funds, may be deemed to share voting power and control with the shares held by each of SVLS IV LP and Strategic Partners. Advisers disclaims beneficial ownership of the shares held by SVLS IV LP and Strategic Partners except to the extent of any pecuniary interest therein.

(b) Each of SVLS IV LP, Strategic Partners and Advisers have sole power to vote and dispose of the Shares they own directly.

Each of Strategic Partners, SVLS IV GP and SVLSF IV, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by SVLS IV LP.

Each of SVLS IV LP, SVLS IV GP and SVLSF IV, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by Strategic Partners.

Advisers may be deemed to have sole power to vote and sole power to dispose of the Shares reported in this Schedule 13D owned directly by the Advisers.

CUSIP NO. 683745103

(c) Item 3 and Item 6 of this Schedule 13D describe all transactions in the Shares of the Issuer effected during the past sixty days by the Reporting Persons and are incorporated herein by reference. Except as set forth in such Items, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, without independent verification, any persons named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Item 3 of this Schedule 13D describes the pre-conversion equity owned by the Reporting Persons and is incorporated herein by reference.

In connection with the IPO, the Funds and Advisers have agreed to enter into lock-up agreements (each a “Lock-up and Voting Agreement”), pursuant to which such persons agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them (collectively, “Covered Securities”) for a certain period following the date of the IPO (the “Closing Date”).

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among SV Life Sciences Advisers, LLC, SV Life Sciences Fund IV, L.P., SV Life Sciences Fund IV Strategic Partners, L.P., SV Life Sciences Fund IV (GP), L.P. and SVLSF IV, LLC, dated September 24, 2013.*

99.2	Form of Lock-up and Voting Agreement.*

*	Filed Herewith

CUSIP NO. 683745103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2013

SVLSF IV, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV (GP), L.P.
By: SVLSF IV LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV, L.P.
By: SV Life Sciences Fund IV (GP), L.P., its General Partner
By: SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund IV (GP), L.P., its General Partner
By: SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES ADVISERS, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Chief Financial Officer

CUSIP NO. 683745103

SCHEDULE A

Name	Residence or Business Address	Present principal Occupation or Employment; Principal business of Employer	Name of Employer and Address where Employment is Conducted	Citizenship

James Garvey	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman & Managing Partner; International life sciences venture capital investments	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Kate Bingham	c/o SV Life Sciences, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	SV Life Sciences, 71 Kingsway, London WC2B 6ST United Kingdom	United Kingdom

Eugene Hill	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

David Milne	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Michael Ross	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Lutz Giebel	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Venture Partner, International life sciences venture capital investments	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

CUSIP NO. 683745103

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Forms 3, 4, 5 and Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Ophthotech Corporation and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms 3, 4, 5 and Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of September 24, 2013.

SVLSF IV, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV (GP), L.P.
By: SVLSF IV LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV, L.P.
By: SV Life Sciences Fund IV (GP), L.P., its General Partner
By: SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund IV (GP), L.P., its General Partner
By: SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES ADVISERS, LLC

/s/ Denise Marks
Denise Marks
Chief Financial Officer

LOCK-UP AGREEMENT

July 1, 2013

Morgan Stanley & Co. LLC

J.P. Morgan Securities LLC

c/o	Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

c/o	J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC (the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Ophthotech Corporation, a Delaware corporation (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Representatives (the “Underwriters”), of shares of the Common Stock, $0.001 par value per share of the Company (the “Common Stock”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of each of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus (the “Restricted Period) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition of shares of Common Stock. The foregoing sentence shall not apply to (a) transfers or dispositions of Common Stock acquired in the Public Offering (other than any issuer-directed shares of Common Stock purchased in the Public Offering by an officer or director of the Company) or acquired in open market transactions after the completion of the Public

Offering, (b) the exercise of options to purchase shares of Common Stock granted under a stock incentive plan or stock purchase plan described in the Prospectus or the exercise of warrants to purchase shares of Common Stock described in the Prospectus and outstanding as of the date of the Prospectus, provided that the underlying Common Stock continues to be subject to the restrictions set forth above, (c) the exercise of options to purchase shares of Common Stock granted under a stock incentive plan or stock purchase plan described in the Prospectus pursuant to an arrangement whereby the Company withholds shares issuable pursuant to such option in payment of the exercise price, provided that no filing under Section 16(a) of the Exchange Act or other public announcement, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Restricted Period in connection with such option exercise, and provided further that the underlying Common Stock issued upon the exercise of such options continues to be subject to the restrictions set forth above, (d) transfers or dispositions of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to the Company pursuant to any contractual arrangement in effect on the date of this Letter Agreement that provides for the repurchase of the undersigned’s Common Stock or such other securities by the Company or in connection with the termination of the undersigned’s employment with the Company, (e) transfers or dispositions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift, (f) transfers or dispositions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock by will or other testamentary document or by intestacy, (g) distributions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to limited partners, members, stockholders or trust beneficiaries of the undersigned or to any investment fund or other entity controlled or managed by the undersigned, or (h) transfers or dispositions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned in a transaction not involving a disposition for value; provided that (i) in the case of any transfer or distribution pursuant to clause (e), (f), (g) or (h), each donee, transferee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) in the case of any transfer or distribution pursuant to clause (a), (e), (g) or (h), no filing under Section 16(a) of the Exchange Act or other public announcement, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Restricted Period in connection with such transfer or distribution, or (i) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that (i) such plan does not provide for the transfer of Common Stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Stock may be made under such plan during the Restricted Period. For purposes hereof, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, the undersigned agrees that, without the prior written consent of each of the Representatives on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock except in compliance with the foregoing restrictions.

If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed shares of Common Stock the undersigned may purchase in the Public Offering.

If the undersigned is an officer or director of the Company, (i) each of the Representatives agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, the Representatives will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

The undersigned understands that, (i) if either the Representatives, on the one hand, or the Company, on the other hand, informs the other, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Public Offering, (ii) if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities to be sold thereunder, (iii) if the registration statement related to the Public Offering has been withdrawn prior to the execution of the Underwriting Agreement or (iv) the Underwriting Agreement is not executed on or before March 31, 2014, the undersigned shall be automatically released from all obligations under this agreement.

This agreement and any claim, controversy or dispute arising under or related to this agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

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